

February 10, 2014

Via E-mail
Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103

> **Re: NuPathe, Inc.**
> **Amendment No. 1 to Schedule 14D-9**
> **Filed February 4, 2014**
> **File No. 005-85616**

Dear Mr. Peterson:

Reasons for the Recommendation, page 27

1.   We note your response to prior comment 3. Disclose the substance of your response.

Opinion of the Company's Financial Advisor, page 37

2.   We note your response to prior comment 5. Disclose the substance of your response, addressing each clause of our prior comment.

Intent to Tender, page 46

3.   Given the statement in your response to prior comment 6 that you "did not make any inquiry at any time of [the intent]" to tender by your significant stockholders, please tell us how you fulfilled your disclosure obligations under Item 1012(c) of Regulation M-A. Specifically, tell us how your disclosure reflects what you know "after making reasonable inquiry."

         Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek

                                        Geoff Kruczek
                                        Attorney-Adviser
                                        Office of Mergers & Acquisitions